COREY L. ZARSE 312-609-7785 czarse@vedderprice.com

February 11, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Grzeskiewicz
Christina DiAngelo

Re:	DWS Value Series, Inc. (the “Registrant”); File Nos. 811-05385; 333-156344

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-156344) relating to the issuance of shares in connection with the proposed merger of DWS Equity Income Fund (the “Acquired Fund”), a series of DWS Value Equity Trust (File No. 811-01444), into DWS Large Cap Value Fund (the “Acquiring Fund”), a series of the Registrant.

With respect to the Registrant’s initial Registration Statement filed on December 19, 2008 the Securities and Exchange Commission (“SEC”) staff provided comments by phone to the undersigned on January 23, 2009. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please confirm the percentages in the Portfolio Composition Table on page 4 of the Prospectus/Proxy Statement.

Response: The Portfolio Composition Table has been revised as necessary.

(2)	Comment: The expense information in the Annual Fund Operating Expenses table in the Prospectus/Proxy Statement is presented as of November 30, 2008, which is the fiscal year end of the Acquiring Fund. For the Acquired Fund, please provide the expense information as of its most recent fiscal year end, July 31, 2008.

Response: The expense information in the Annual Fund Operating Expenses table for the Acquired Fund has been revised and is presented as of July 31, 2008. Fund management has also included an additional question and answer in the

Synopsis section of the Prospectus/Proxy Statement to provide shareholders with the unaudited estimated expenses for the Acquired Fund, based on its average net assets for the 12-month period ended November 30, 2008, which fund management believes provides shareholders with a more relevant comparison of the Acquired Fund’s and Acquiring Fund’s expense ratios.

(3)	Comment: Please revise the Capitalization Table in the Prospectus/Proxy Statement to include only the existing classes of each Fund.

Response: The Capitalization Table has been revised as requested.

(4)	Comment: Consider adding disclosure describing whether there has been any impact on the Funds as a result of recent market conditions.

Response: Fund management believes that the impact of the market conditions on the Funds is reflected in the performance tables included in the Prospectus/Proxy Statement. However, because the Annual Fund Operating Expenses tables are as of the respective Fund’s most recent fiscal year end (11/30 for the Acquiring Fund and 7/31 for the Acquired Fund), the impact of the market conditions occurring after July 31, 2008 are not reflected for the Acquired Fund. Accordingly, additional disclosure has been added to describe the general impact of market conditions on the Acquired Fund’s expense ratios and to provide more recent expense information for the Acquired Fund.

(5)	Comment: Please discuss if current market conditions affected the Acquired Fund’s Board’s deliberations in connection with approving the merger.

Response: The Board of the Acquired Fund considered the proposed merger at meeting in September and November of 2008 and generally considered the then current market conditions. A statement to this effect has been added to the description of the Board’s considerations in the Prospectus/Proxy Statement.

(6)	Comment: Please review dates provided for certain of the incorporation by reference documents.

Response: The dates of the incorporation by reference documents have been revised as necessary.

(7)	Comment: Please provide the estimated transaction costs in connection with the repositioning of the Acquired Fund’s portfolio.

Response: Disclosure regarding transaction costs in connection with repositioning the Acquired Fund’s portfolio is provided in the fifth paragraph of the “Agreement and Plan of Reorganization” subsection of Section IV, “Information About The Proposed Merger.”

(8)	Comment: Please confirm whether or not the Acquired Fund expects to realize any capital gains or losses as a result of the proposed repositioning of the Acquired Fund’s portfolio. If capital gains or losses are expected, please disclose the approximate amount of such gains or losses in the Prospectus/Proxy Statement.

Response: The estimated capital losses of the Acquired Fund were added as of November 30, 2008 to the end of the fourth paragraph of the “General” subsection of Section IV, “Information About The Proposed Merger.”

(9)	Comment: Please confirm the column headings of the Management Fee Table.

Response: The column headings of the Management Fee Table have been revised as necessary.

(10)	Comment: Please confirm the last sentence on page 9 of the Prospectus/Proxy Statement discussing the investment process used by the portfolio manager of the Acquiring Fund.

Response: The discussion of the investment process used by the portfolio manager of the Acquired Fund has been revised as necessary.

On or about February 11, 2009, the Registrant will be filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders will be held on March 27, 2009. Accordingly, the Registrant plans to mail the proxy materials to shareholders on or about February 17, 2009.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7785.

Sincerely,

/s/ Corey L. Zarse

Corey L. Zarse